Exhibit 4.13

Gentilly, December 22, 2000

Name

Address

Dear ____________________,

Pursuant to the authorization granted to the Board of Directors by the Ordinary and Extraordinary Shareholders’ Meeting held on December 18, 2000 to issue warrants to subscribe for a total of a maximum of 80,000 shares, reserved for issuance to non-executive directors, on December 18, 2000, the Board of Directors has resolved to offer you the possibility to subscribe for ________ warrants to subscribe for ______ new shares.

Each warrant shall be issued at a price of € 0.01 i.e., for a total subscription price of € _____ and shall give you the right to subscribe for one (1) share, nominal value € 0.61, at a price of € 38.99.

The warrants will be exercisable between December 18, 2000 and January 12, 2001, the subscription payment will have to be done when the subscription is completed.

The warrants will become exercisable in stages between January 31, 2001 and January 31, 2004 pursuant to the following terms: _______ warrants will become exercisable from the latest day of each calendar month, beginning January 31, 2001. By way of exception, ___ warrants, i.e., the remaining part, will become exercisable from January 31, 2004.

The warrants are exercisable in whole or in part, at any time from the date on which they become exercisable. In any event, the warrants must be exercised within a period of five years from the date of their issuance.

At the time of the subscription, you will agree not to transfer these warrants to a third party.

In the event you resign from your position as a Board member before the end of your current term of office, you also agree to sell to ILOG the non-exercisable portion of your warrants at the time of your resignation. Such purchase would be made by the Company at the issue price, i.e. 0.01 euro per warrant.

We would be grateful if you would return to us a signed and dated copy of this letter with the completed subscription form enclosed herewith (French version), accompanied by the subscription payment no later than March 16, 2004.

Sincerely yours,

Pierre Haren

Chairman of the Board of Directors

Name:

Date:

                TRANSLATION FOR

CONVENIENCE ONLY

ILOG

French Société Anonyme with a capital of 61 984 528 francs

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex

Registration number: R.C.S. Créteil B 340 852 458

SUBSCRIPTION FORM

I, the undersigned, ____________,

The beneficiary, following the waiver in my favor, decided by the Extraordinary Shareholders’ Meeting held on December 18, 2000, of part of the preferential subscription rights of the shareholders to the warrants,

Having acknowledged all the terms and conditions of the issuance,

Hereby declare that I,

Subscribe _________________ warrants giving right to subscribe new shares, at a unit price of € 0.01, to be issued by ILOG,

In support of my subscription,

I hereby pay the sum of € ____ or FF _________ which represents the total subscription price of the warrants issued.

I acknowledge herewith receipt of a copy of this subscription form.

Executed in		,
On	,

Signature preceded by the hand-written words:

“Valid for the subscription to _____________________ warrants.”